June 22, 2010

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	United Maritime Group, LLC
United Maritime Group Finance Corp.
Registration Statement on Form S-4 (File No. 333-165796 & -01)
Dear Mr. Webb:
     On behalf of United Maritime Group, LLC and United Maritime Group Finance Corp. (collectively, the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-4/A filed on June 10, 2010 (the “Registration Statement”) in respect to the exchange of new registered senior secured notes for all our outstanding unregistered senior secured notes, contained in your letter dated June 18, 2010 to Walter Bromfield, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 3 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.
* * * * * * * * * *
Selected Historical, Consolidated Financial Data, page 49
1.	Comment: We note your presentation of the ratio of earnings to fixed charges. In accordance with Regulation S-K, Item 503(d), please revise to also include the ratio in the summary financial data section starting on page 13.
       Response: The Company has revised the Registration Statement on pages 13 through 15 to comply with the Staff’s comment.

2.	Comment: In a related matter, please update Exhibit 12 as originally filed with Form S-4 to include the interim March 31, 2010 as required by Item 503(d) of Regulation S-K.
       Response: The Company has revised the Registration Statement’s Exhibit 12 to comply with the Staff’s comment.

Very truly yours,

/s/ Curtis Hogan
Enclosures

cc:	J. Nolan McWilliams, Staff Attorney Walter Bromfield, Chief Financial Officer Cristopher Greer, Esq.